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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


                            REPORT OF FOREIGN ISSUER


                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                  Information furnished as at February 3, 1999







                        Intertek Testing Services Limited






                                  (REGISTRANT)


                                  25 Savile Row
                                 London, W1X 1AA
                                     England
                     (ADDRESS OF PRINCIPAL EXECUTIVE OFFICE)



(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)


                   Form 20-F/X/                 Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)


                     Yes                            No /X/

                SCHEDULE OF INFORMATION CONTAINED IN THIS REPORT

    Press release dated February 3, 1999 regarding Recovery of Nigerian Debt

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                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 6-K and has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


INTERTEK TESTING SERVICES LIMITED
(Registrant)


By:
     -----------------------------
     Name:      William Spencer
     Title:     Director
     Date:      February 3, 1999



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                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 6-K and has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


INTERTEK TESTING SERVICES LIMITED
(Registrant)


By:  /S/  WILLIAM SPENCER
     --------------------
     Name:      William Spencer
     Title:     Director
     Date:      February 3, 1999